UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2011

Commission File No.:  001-35273

COGO GROUP, INC.

Room 10001, Tower C, Skyworth Building,
High-Tech Industrial Park,
Nanshan, Shenzhen 518057, PRC
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                       No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Other Information

Attached hereto as Exhibit 99.1 is a notice of annual general meeting of shareholders and proxy statement of Cogo Group, Inc., a Cayman Islands company (the "Company"), relating to the Company’s annual general meeting of shareholders with respect to the fiscal year ended December 31, 2010.

Where to Find Additional Information

The Company is a foreign private issuer. As such, the proxy statement is not subject to review and comment by the Securities and Exchange Commission (the “SEC”).

Shareholders are urged to carefully read the proxy statement, because it contains important information about the Company and the 2010 annual general meeting of shareholders.  Copies of the proxy statement and other documents filed by the Company are available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to the Company, Attn: Frank Zheng, Chief Financial Officer, Treasurer and Secretary, Room 1001, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China.

Exhibits

Exhibit No.	Description
99.1	Notice of Annual General Meeting of Shareholders, Proxy Statement and Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 17, 2011

COGO GROUP, INC.

By:	/s/ Jeffrey Kang
Name:	Jeffrey Kang
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Annual General Meeting of Shareholders, Proxy Statement and Form of Proxy Card